UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Capital Group ETF Trust Capital Research and Management Company American Funds Distributors, Inc. 333 South Hope Street Los Angeles, California 90071 File No. 812-

Application for an Order (1) under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of that Act and Rule 22c-1 under that Act; (2) under Sections 6(c) and 17(b) of that Act for an exemption from Sections 17(a)(1) and 17(a)(2) of that Act; and (3) under Section 12(d)(1)(J) of that Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of that Act.

All communications and orders to:

Paul F. Roye

Capital Research and Management Company

333 South Hope Street, 33rd Floor

Los Angeles, California 90071

Erik A. Vayntrub

Capital Research and Management Company

333 South Hope Street, 33rd Floor

Los Angeles, California 90071

Page 1 of 64 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on July 25, 2014

I.	INTRODUCTION

A.	Summary of Requested Relief

 In this application (the “Application”), Capital Research and Management Company (the “Adviser”), Capital Group ETF Trust (the “Trust”), and American Funds Distributors, Inc., a distributor affiliated with the Adviser (the “Distributor,” and, together with the Adviser and the Trust, the “Applicants”), apply for and request an order of the United States Securities and Exchange Commission (the “Commission”) (1) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (2) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (3) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). The Applicants ask that the Order requested herein apply initially to a single series of the Trust (the “Initial Fund”), as well as to all future series of the Trust and any future open-end management investment companies or series thereof (the “Future Funds”) that would operate as actively managed exchange-traded funds (“ETFs”), that are advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and that comply with the terms and conditions of the Application. The Initial Fund and the Future Funds, together, are referred to herein as the “Funds.”

The requested Order would permit, among other things:

•	the Funds to issue exchange-traded shares (the “Shares”) that are primarily redeemable in large aggregations;

•	the Funds to issue Shares with limited redeemability that can be traded on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”) at negotiated prices rather than at net asset value per share (“NAV”); and

•	certain affiliated persons of the Funds to receive securities from the Funds in connection with the in-kind redemption of Shares.

The Adviser intends to manage each Fund itself, but, as described in greater detail below, may retain other investment advisers, including any affiliates of the Adviser, as sub-advisers in connection with the Funds (each, a “Sub-Adviser”). Any Sub-Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), or will not be subject to registration, and will sign a sub-advisory agreement with the Adviser in which it agrees to be bound by the terms and conditions of the Order to the same extent as the Adviser.

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Each Fund will issue, on a continuous offering basis, Shares at the Fund’s current NAV, but, with the exception of Shares issued in connection with a dividend reinvestment plan, only in large aggregations of a specified number (referred to as a “Creation Unit”) of at least 50,000 Shares or as otherwise set forth in the prospectus (the “Prospectus”) for each Fund. It is expected that the price of a Creation Unit will be at least $1.0 million. Creation Units will be offered only to broker-dealers that are members of The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), that sign an agreement governing the offer and settlement of Creation Units (each, an “Authorized Participant”). Sales of Creation Units will be settled against delivery of cash and/or securities and other instruments equal to the purchase value. Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on an Exchange. The Shares will generally not be redeemable to a Fund unless combined into a Creation Unit and settled, primarily in-kind, as described below.

The Applicants are also requesting that the Order permit certain investment companies and unit investment trusts registered under the Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) to sell Shares beyond the limitations in Section 12(d)(1)(B). The Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and 12(d)(1)(B) apply to (1) any Fund that is currently or subsequently part of the “same group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act[1], as well as any principal underwriter for the Funds and any broker-dealers selling Shares of a Fund to an Investing Fund (as defined below) and (2) each management investment company or unit investment trust registered under the Act that is not part of the same group of investment companies as the Funds that enters into a participation agreement with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any broker-dealers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B).

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in a Fund and not in any other registered investment company (“RIC”).

[1]	“Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(1)(G)(ii) of the Act.

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In connection with the Section 12(d) relief sought, the Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that could accompany such creations and redemptions with, Investing Funds of which one or more Funds are affiliated persons or affiliated persons of affiliated persons solely as a consequence of such entities’ ownership of 5% or more of a Fund’s voting shares.

The Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The Commission has previously granted relief to other open-end management investment companies with respect to the operation of actively managed ETFs (the “Actively Managed ETF Orders”).[2] Unlike the orders granted to permit the operation of index-based ETFs (the “Index-Based ETF Orders”),[3] the Actively Managed ETF Orders relate specifically to ETFs that select portfolio securities on an actively-managed basis rather than ETFs that track the price and yield performance of a particular securities index.

For the most part, the relief requested in the Application and the conditions proposed to be imposed on the Applicants are similar to the relief previously granted in, and the conditions previously imposed by, the Actively Managed ETF Orders. The Funds, however, will not make their holdings known to market participants on a daily basis, as discussed in more detail below. Rather, the Funds will disclose their holdings in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the Act. In connection with the redemption of Creation Units, the delivery of any portfolio securities in kind may be effected through a blind trust for the benefit of the redeeming Authorized Participant and the

[2]	See, e.g., In the Matter of ALPS ETF Trust, et al., Investment Company Act Rel. Nos. 31011 (April 8, 2014)(notice) and 31039 (May 6, 2014)(order); In the Matter of ARK ETF Trust, et al., Investment Company Act Rel. Nos. 31009 (April 7, 2014)(notice) and 31034 (April 29, 2014)(order); In the Matter of Direxion Shares ETF Trust, et al., Investment Company Act Rel. Nos. 31002 (April 3, 2014)(notice) and 31032 (April 29, 2014)(order); and In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Rel. No. 28467 (October 27, 2008), amending In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Rel. Nos. 28140 (February 1, 2008)(notice) and 28171 (February 27, 2008)(order).
[3]	See, e.g., In the Matter of Emerging Global Advisors, LLC, et al., Investment Company Act Rel. Nos. 30910 (February 10, 2014)(notice) and 30975 (March 7, 2014)(order); In the Matter of J.P. Morgan Exchange-Traded Fund Trust, et al., Investment Company Act Rel. Nos. 30898 (January 30, 2014)(notice) and 30927 (February 24, 2014)(order); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Rel. Nos. 30843 (December 23, 2013)(notice) and 30888 (January 22, 2014)(order); and In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Rel. Nos. 21736 (February 6, 1996)(notice) and 21802 (March 5, 1996)(order). See also In the Matter of SPDR Trust Series I, Investment Company Act Rel. No. 19055 (October 26, 1992).

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blind trust will liquidate the portfolio securities without disclosing the identities of such securities to the Authorized Participant. In addition, under certain circumstances, investors will be able to redeem Shares directly from a Fund for a limited time if certain events occur, as described in more detail below.

While the Funds will have less transparent portfolio holdings, the Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings on a daily basis will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, the Applicants believe that the availability of real-time pricing information will allow market participants to hedge trading exposures in Shares effectively and permit the efficient trading of Shares in the marketplace without the need for daily disclosure of a Fund’s portfolio holdings. Further, the Applicants believe that non-transparency avoids the risks of front-running and free-riding to which actively managed funds that disclose their holdings on a daily basis are subject.

In addition, Creation Units will generally be created by the deposit of cash and may be redeemed by distributing securities of the Fund’s portfolio to a blind trust that will liquidate the portfolio securities in accordance with instructions from the Authorized Participant redeeming Shares. Alternatively, Creation Units may, from time to time, be created by the deposit of securities and/or other instruments (including cash) specified by the Fund and redeemed by distributing a basket of securities and/or other instruments (including cash) specified by the Fund directly to the Authorized Participant redeeming Shares. In either case, neither the Adviser nor any Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the Act.

Because the investment objectives of the Funds generally will not be based on the performance of an underlying index, the Application addresses not only the customary issues raised by an index-based ETF, but also the additional issues the Commission has raised with respect to an actively managed ETF.[4] Certain requested relief also is consistent with the Commission’s proposal that would permit index-based ETFs and transparent actively managed ETFs to operate without the need to obtain an exemptive order from the Commission (the “Proposed ETF Rule”).[5]

II. BACKGROUND
A.	The Applicants and Other Service Providers

The Trust, which is organized as a Delaware statutory trust, will be registered with the Commission as an open-end management investment company and will offer and sell its Shares

[4]	See Investment Company Act Release No. 25258 (November 8, 2001)(the “Concept Release”).
[5]	See Investment Company Act Release No. 28193 (March 11, 2008)(the “Proposing Release”).

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pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the Act. The Trust is overseen by a Board of Trustees (the “Board”), which will at all times maintain the composition requirements of Section 10 of the Act. While each Fund will be managed by the Adviser and, if applicable, one or more Sub-Advisers, the Board will have overall responsibility for the operations of each Fund. Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as diversified or non-diversified under the Act. Each Fund intends to maintain the required level of diversification and to conduct its operations so as to qualify as a RIC under the diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

The Trust is organized as a series fund with multiple separate Funds, and each Fund of the series intends to operate as an actively managed ETF. From time to time, a Future Fund may be offered as a series of any other trust that may in the future be organized and registered with the Commission as an open-end management investment company (each, a “Future Trust”). The Applicants request that the Order requested herein apply to the Trust and to each Future Trust that complies with the terms and conditions of this Application.

The Initial Fund’s investment objective will be to seek to provide long-term growth of capital, with income as a secondary objective. Using the Adviser’s and/or a Sub-Adviser’s proprietary methodology, the Initial Fund will seek to achieve its investment objective by primarily investing in common stocks of large- and medium-sized domestic companies. While most of the Initial Fund’s assets will typically be invested in U.S. common stocks, the Initial Fund may, from time to time, invest in foreign stocks. Consistent with its investment objective, the Initial Fund may also invest in other exchange-traded equity securities (including, potentially, Shares of other Funds and shares of other ETFs), depositary receipts,[6] futures, forwards, options, swaps, and cash and cash equivalents. In order to manage its cash, the Initial Fund may also invest in various fixed-income securities, including securities of U.S. and foreign governments or their agencies and instrumentalities, corporate securities, mortgage-backed and other asset-backed securities, taxable municipal and tax-exempt municipal bonds, adjustable rate loans that have a senior right to payment (i.e., senior loans), and other floating-rate debt securities, and money market funds. From time to time, the Initial Fund may take temporary defensive positions that deviate from its principal investment strategies.

[6]	A Fund may invest in American Depositary Receipts (“ADRs”) representing foreign securities (collectively, “Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository. For ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. No affiliated person of the Funds, the Adviser or any Sub-Adviser will serve as the Depository for any Depositary Receipts held by a Fund. Further, no Fund will invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

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If a Fund makes use of derivatives, (i) the Board will periodically review and approve the Fund’s use of derivatives and how the Adviser assesses and manages risk with respect to the Fund’s use of derivatives and (ii) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and Commission staff guidance.

B.	The Adviser and the Sub-Advisers

The Adviser, or an entity controlling, controlled by, or under common control with the Adviser, will be the investment adviser to each of the Funds within the meaning of Section 2(a)(20)(A) of the Act. The Adviser is a Delaware corporation, with its principal office located at 333 South Hope Street, Los Angeles, California 90071. The Adviser is registered with the Commission as an investment adviser under Section 203 of the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will manage the investment program for each Fund, oversee the implementation of such investment program, and arrange for other necessary services for each Fund, including, through the Distributor, for distribution services.

The Adviser may recommend to the Board that a Fund’s investment program can best be implemented with the assistance of a Sub-Adviser and (with the consent of the Board and any necessary shareholder consent) retain such Sub-Adviser. Alternatively, if the Adviser believes it can best implement each Fund’s investment program directly, the Adviser may determine not to hire any Sub-Adviser. In any case, if any Sub-Adviser is retained, it will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act (or, in the alternative, will not be subject to registration) and will sign a sub-advisory agreement with the Adviser in which it agrees to be bound by the terms and conditions of the Order to the same extent as the Adviser.

C.	The Distributor

The Distributor will generally be the distributor for the Funds; however, the Trust may also enter into distribution agreements with one or more other distributors (each, a “Future Distributor”). The Applicants request that the Order requested herein apply to the Distributor and to each Future Distributor that complies with the terms and conditions of this Application. Each of the Distributor and any Future Distributor will be a broker-dealer registered under the Exchange Act and will act as distributor and principal underwriter of one or more of the Funds and will distribute Shares on an agency basis. Neither the Distributor nor any Future Distributor is or will be directly affiliated with any Exchange. The Distributor or Future Distributor of any Fund may be an “affiliated person” or a second-tier affiliate of that Fund’s Adviser and/or Sub-Advisers.

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D.	Other Service Providers

Each Fund will appoint an administrator (the “Administrator”), a custodian (the “Custodian”), a fund accountant (the “Fund Accountant”), a transfer agent (the “Transfer Agent”) and a dividend disbursing agent (the “Dividend Disbursing Agent”). The Custodian will also act as the trustee for each blind trust for the benefit of an Authorized Participant. The Applicants note that the Adviser, a Sub-Adviser, or the affiliates of the Adviser or of a Sub-Adviser may be hired to provide necessary services for a Fund, including, for example, administration or transfer agency services, to the extent consistent with the Act and subject to the approval of the Board. In any case, each of the Administrator, the Custodian, the Fund Accountant, the Transfer Agent, the Dividend Disbursing Agent, and any other service provider engaged to provide necessary services to a Fund will conduct its respective duties and obligations in compliance with the provisions of the Act and the rules and regulations thereunder.

III.	PROPOSAL

A.	Operation of the Funds

The Index-Based ETF Orders permitting exchange traded investment companies have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The Actively Managed ETF Orders have permitted exchange traded investment companies to hold an actively-managed portfolio that is fully transparent to market participants. The relief requested herein is similar to the relief granted in the Index-Based ETF Orders and the Actively Managed ETF Orders, except that (1) the Funds will not make their holdings and trading activity known to market participants, except in accordance with disclosure requirements otherwise applicable to open-end investment companies registered under the Act; (2) in connection with redemptions of Creation Units, the delivery of any portfolio securities in kind may be effected through a blind trust for the benefit of the redeeming Authorized Participant and the blind trust will liquidate the portfolio securities without disclosing the identity of such securities to the Authorized Participant; and (3) a Fund’s Shares will be redeemable to the Fund for a limited period following certain circumstances, as described in more detail below. The Adviser and, where applicable, the Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing non-transparent active management investment strategies.

B.	Capital Structure and Voting Rights; Book Entry

Each Fund will have one class of Shares. Each owner of beneficial interests in Shares of a Fund (a “Beneficial Owner”) will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required, consistent with the requirements of the Act and the rules and regulations promulgated thereunder and the laws of the State of Delaware applicable to the Trust.

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Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of financial institutions. Beneficial Owners will exercise their rights in Shares indirectly through DTC or DTC participants consisting of certain broker-dealers, banks, trust companies and other eligible intermediaries (“DTC Participants”). All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will generally be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

C.	Exchange Listing

The Trust intends to submit an application to list Shares on one or more Exchanges, where they will be traded in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Exchange will appoint one or more specialist dealers or designated liquidity providers to the Shares, in accordance with its trading practices and rules.

Shares may be cross-listed on one or more foreign securities exchanges. Each Fund will seek to comply with the rules and regulations of the specific Exchanges on which it trades, including any minimum threshold requirements related to Beneficial Owners and any additional listing requirement such Exchange deems advisable.

D.	Sales of Shares
1.	General
a.	Creation Units – Orders and Valuation

A Fund will issue Shares through the Distributor on a continuous basis at NAV,[7] but only in Creation Units to Authorized Participants, except in connection with a dividend reinvestment

[7]	The Applicants note that each Fund will have in place procedures that provide for the fair valuation of portfolio securities in calculating NAV.

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program as described below. The issuance of Creation Units will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders.

A Fund will issue Shares only at the NAV[8] per Share next determined after an order in proper form is received. The Trust will sell and redeem Creation Units of the Fund on each day the Trust is open for business, including as required by Section 22(e) of the Act (each such day, a “Business Day”). The Trust will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(e) of the Act. Each Fund will always have a fixed number of Shares in a Creation Unit as specified in its Prospectus.

An Authorized Participant must be a DTC Participant that has signed an agreement with the Distributor with respect to creations and redemptions of Creation Units (a “Participant Agreement”). The Distributor will furnish acknowledgments to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Fund’s Prospectus or statement of additional information (“SAI”).

The NAV of each Fund is expected to be determined once each Business Day at a time determined by the Board, currently anticipated to be as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) at 4:00 p.m. (prevailing Eastern time)(the “Valuation Time”). Each Fund will establish a cut-off time (the “Order Cut-Off Time”) for Creation Unit purchase orders in proper form. To initiate an order for a Creation Unit of Shares, an Authorized Participant must submit to the Distributor an irrevocable order to purchase such Creation Unit after the most recent prior Valuation Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for purchase of Creation Units is necessary and is in the best interests of Fund shareholders. It is anticipated that Funds may adopt Order Cut-Off Times prior to their Valuation Time in order to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Purchases of Creation Units will be settled in cash and/or in kind — through the normal processes of the Continuous Net Settlement System of the National Securities Clearing Corporation (the “NSCC”) or through a non-automated clearing process — for an amount equal to the applicable NAV per Share purchased plus applicable transaction fees, as discussed below.

[8]	While the Applicants have not yet established the initial NAV per Share for any Fund, the Applicants anticipate that the initial NAV for each Fund will be between $20 - $50 per Share. The Trust reserves the right to declare a stock split, or a reverse stock split, for any Fund’s Shares if the trading price over time deviates significantly from such price.

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b.	Creation Units – Transaction Fees

The Trust may impose purchase or redemption transaction fees (the “Transaction Fees”) in connection with the purchase or redemption of Creation Units (or, in the case of Small Allotment Redemption Orders (as defined below), in connection with the redemption of individual Shares). The exact amounts of any such Transaction Fees will be determined by the Adviser. The purpose of the Transaction Fees is to protect continuing shareholders against possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions, including short positions, in connection with the purchase and redemption of Creation Units. The Applicants believe that imposing Transaction Fees will best respond to market needs and help to defray certain costs that would otherwise be borne by the Trust, such as custodian transaction fees and various other Fund overhead costs.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Creation Units may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the securities held by the Trust. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

c.	Purchases of Shares – Secondary Market

Only Authorized Participants will be able to acquire Shares at NAV directly from a Fund through the Distributor. Except in connection with a dividend reinvestment program as described below, other investors will only be able to acquire Shares in secondary market transactions at prevailing market prices. It is anticipated that Shares will be available for secondary market transactions either directly through Authorized Participants or indirectly when Authorized Participants break down Creation Units into smaller blocks of Shares for resale on an Exchange or otherwise. As discussed in greater detail below, to the extent that an Authorized Participant acquires a Creation Unit with a view toward resale of the Shares, it may be subject to obligations arising under the Securities Act.

d.	Section 12(d)(1) Disclosure

The Shares are shares of an investment company. Accordingly, the acquisition of any Shares by an investment company, whether acquired from the Trust or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits investment companies to invest in the Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the investment company

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enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in each Fund’s Prospectus.

2.	Payment for Creation Unit Purchases
a.	Payments for Creation Units in Cash

It is anticipated that payment with respect to the purchase of Creation Units placed through the Distributor will generally be made in cash. The purchaser will make a cash payment in accordance with DTC procedures on the third DTC settlement day following the date on which the request was accepted by the Distributor (T+3).

b.	Payments for Creation Units in Kind

From time to time, however, and in the sole discretion of the Adviser or, if applicable, a Sub-Adviser, a Fund may issue Creation Units on an in-kind basis. Generally, a Fund will only issue Creation Units on an in-kind basis on any Business Day on which the Fund is also redeeming Fund shares on an in-kind basis directly to Authorized Participants without the intermediation of a blind trust, as described below. With respect to each Fund, on each day that the Exchange is open for business and on which the Fund intends to issue Creation Units in kind to Authorized Participants, the Adviser or Sub-Adviser will make available through the NSCC, immediately prior to the opening of trading on the Exchange, a list of those securities and other instruments (the “Deposit Instruments”), including both the names and quantities of such Deposit Instruments, that will be applicable to Creation Unit purchase orders received in proper form on that day. The published list of Deposit Instruments will apply until a new list of Deposit Instruments is published, and, except to correct errors, there will be no intraday changes to the published list of Deposit Instruments. Authorized Participants purchasing Creation Units will make an in-kind deposit of the Deposit Instruments with the Fund. Deposit Instruments may include cash, securities and/or other transferable investment assets. To the extent there is a difference between the NAV of a Creation Unit and the aggregate market value of the Deposit Instruments to be exchanged for the Creation Unit, the party conveying the lower value will pay to the other a cash balancing amount equal to that difference. On each day that the Exchange is open for business and on which a Fund intends to issue Creation Units to Authorized Participants on an in-kind basis, the Adviser will cause the estimated cash balancing amount for that day to be disseminated through the NSCC along with the list of Deposit Instruments.[9]

To preserve the confidentiality of a Fund’s trading activities, the Applicants anticipate that the basket of Deposit Instruments will normally vary from the Fund’s current portfolio holdings and, as such, will not normally be a pro rata slice of the Fund’s portfolio. Generally, instruments being acquired will be excluded from the basket of Deposit Instruments until their

[9]	The Applicants expect the same information (along with the list of Redemption Instruments, as defined below) to be provided through the Exchange each Business Day prior to the opening of trading in Shares of a Fund.

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purchase is completed and instruments being sold may not be removed from the basket of Deposit Instruments until the sale program is completed. Additionally, positions that cannot be transferred in kind will be excluded from the basket of Deposit Instruments.[10] Further, when deemed by the Adviser to be in the best interests of a Fund and its shareholders, portfolio positions may be excluded from the basket of Deposit Instruments entirely. Whenever portfolio positions are excluded from the basket of Deposit Instruments, the creation basket may include proportionately more cash than is in the Fund’s portfolio, with such additional cash substituting for the excluded portfolio positions.

On any Business Day during which a Fund issues and redeems Creation Units to Authorized Participants on an in-kind basis, purchases of Creation Units may nevertheless be made wholly or partly in cash under the following circumstances:

(i)	to the extent there is a cash balancing amount;

(ii)	if, on a given Business Day, the Fund announces before the open of trading that all purchases on that day will be made entirely in cash;

(iii)	if, upon receiving an AP Redemption Order, the Fund determines to require the purchase to be made entirely in cash;[11]

(iv)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing Shares on that day to deposit cash in lieu of some or all of the Deposit Instruments solely because such instruments are not eligible for transfer through applicable clearing processes or are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(v)	if the Fund permits an Authorized Participant to deposit cash in lieu of some or all of the Deposit Instruments solely because such instruments are not available in sufficient quantity or such instruments are not eligible for trading

[10]	This includes instruments that can be transferred in kind only with the consent of the original party to the extent that the Fund does not intend to seek such consents. Because these instruments will be excluded from the basket of Deposit Instruments, their value will be reflected in the cash balancing amount for a particular Business Day.
[11]	In determining whether a Fund will sell Creation Units entirely or partially on a cash or in-kind basis, whether for a given day or a given purchase order, the key consideration will be the benefit that would accrue to the Fund and its existing investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective.

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by an Authorized Participant or the investor on whose behalf the Authorized Participating is acting.[12]

3.	Clearance and Settlement of Creation Unit Purchases

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate delivery of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. Orders for the purchase of Creation Units will generally be processed either through an enhanced clearing process (the “NSCC Process”) or through a non-automated clearing process (the “DTC Process”). The NSCC Process is available only to those DTC Participants that also are participants in the Continuous Net Settlement System of the NSCC. The Continuous Net Settlement System of the NSCC has been enhanced specifically to effect purchases (and redemptions) of domestic ETF shares. The NSCC Process simplifies the process of transferring a basket of domestic equity securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the DTC Process, which is available to all DTC Participants, involves an individual line-by-line movement of each securities position. The NSCC Process will typically be used for in-kind purchases (and redemptions) of Creation Units, whereas cash transactions will normally occur through the DTC Process.

The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs. Thus, Shares will typically settle through the DTC. Delivery of Creation Units by the Fund is expected to occur within the normal settlement cycle—i.e., currently, no later than the third Business Day following the day on which an order is deemed to be received by the Distributor. The Distributor will be responsible for issuing or causing the issuance of confirmations of acceptance, for delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgments of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Adviser or to the Administrator.

The entire required payment must be transferred in the manner set forth in the Participant Agreement[13] by the specified time on the third DTC settlement day following the day it is transmitted (the “Transmittal Date”). Shares will not normally be issued until after the transfer to a Fund of good title to the purchase consideration. However, to the extent contemplated by the relevant Participant Agreement, when a Fund is effecting purchases of Creation Units in

[12]	Purchase orders including cash in lieu of Deposit Instruments pursuant to clause (iv) or (v) of this paragraph are referred to herein as “custom purchase orders.”
[13]	It is anticipated that cash and/or in-kind deposits of securities and other investment instruments will be delivered to the Fund and Shares will be delivered to the Authorized Participant in a delivery-versus-payment transaction through DTC.

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kind, Shares may be issued to an Authorized Participant notwithstanding the fact that the entire basket of Deposit Instruments has not been received by the Fund in reliance on an undertaking by the Authorized Participant to deliver the missing portion as soon as possible, which undertaking is secured by the Authorized Participant’s delivery and maintenance of collateral acceptable to the Fund. The Participant Agreement will permit the ETF to take possession of the collateral and buy any missing instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such instruments and the value of the collateral.

4.	Placement of Creation Unit Purchase Orders

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An Authorized Participant is not required to be a member of an Exchange.

5.	Rejection of Purchase Orders for Creation Units

As noted above, the Trust or the Distributor may reject any order to purchase Creation Units of the Fund that is not submitted in proper form on the Transmittal Date. In addition, the Trust, the Distributor or their respective agents on behalf of the Fund may reject any purchase order if:

(a)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund ordered, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(b)	the value of the Creation Units to be purchased exceeds a purchase authorization limit afforded to the Authorized Participant by the Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to a time specified by the Trust on the Transmittal Date;

(c)	the acceptance of the purchase order would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(d)	the acceptance of the purchase order would have certain adverse tax consequences, such as causing the Fund no longer to qualify as a RIC under the Code for federal tax purposes;

(e)	the acceptance of the purchase order would otherwise, in the discretion of the Trust, the Fund, the Adviser and/or any Sub-Adviser, have an adverse effect on the Fund or the rights of the Beneficial Owners of the Fund; or

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(f)	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes, including, for example, acts of God or public service or utility problems, such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy or computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.
6.	Pricing of Fund Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the portfolio investments held by a Fund. Thus, Shares will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange may, therefore, be below, at or above the most recently calculated NAV of such Shares.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by the Trust. Purchases or sales of Shares on an Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current indicative intraday value (the “IIV”) of the Fund as described below, will be features of the Trust particularly attractive to certain types of investors. The Applicants intend to emphasize these features in the marketing of Shares.

E.	Redemption
1.	General

Beneficial Owners may sell their Shares in the secondary market, but, generally, must accumulate enough Shares to constitute a Creation Unit or a multiple thereof in order to redeem those Shares through the Distributor, which will act as the Trust’s agent for redemption. Except under certain limited circumstances described below under “Small Allotment Redemption Option,” redemption orders for Creation Units or multiples thereof must be placed by or through an Authorized Participant.

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2.	Authorized Participant Redemption

The Shares will not be redeemable to a Fund unless combined into a Creation Unit or a multiple thereof, except pursuant to the Small Allotment Redemption Option (as defined below). Redemption orders of Creation Units must be placed by or through an Authorized Participant (any such order, an “AP Redemption Order”). Each Fund will establish an Order Cut-Off Time for redemption orders of Creation Units in proper form. Creation Units of the Fund will be redeemable — in cash and/or in kind and either through a blind trust or, under certain circumstances, directly through a Fund — at the NAV per Share next determined after receipt of a request for redemption by the Trust in the manner specified below before the Order Cut-Off Time. To initiate an AP Redemption Order, an Authorized Participant must submit to the Distributor an irrevocable order to redeem such Creation Unit after the most recent prior Order Cut-Off Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for redemption of Creation Units is necessary and is in the best interests of Fund shareholders. An earlier Order Cut-Off Time may be necessary because of the redemption process for the Funds: it is contemplated that redemptions of Creation Units may be effected in kind through a blind trust, which, as described in greater detail below, will liquidate portfolio securities without disclosing the identity of such securities to the redeeming Authorized Participant. In this regard, it is expected that Authorized Participants will normally instruct the trustee of the blind trusts to liquidate redemption securities in market-on-close orders on the date of redemption so that Authorized Participants can realize redemption proceeds as close to the applicable Fund’s NAV on the redemption date as possible. In order to allow the Adviser sufficient time to identify the redemption securities and transfer the redemption basket of portfolio securities to the blind trusts, and to permit the trustee adequate time to process liquidation transactions in accordance with the Authorized Participant’s instructions, it will likely be necessary to employ an Order Cut-Off Time prior to the Valuation Time to allow such actions to take place. It is anticipated that all Funds will adopt Order Cut-Off Times for redemptions prior to their Valuation Time in order to facilitate the timely identification and notice to the trustee of the blind trusts of securities to be redeemed in kind.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem Shares will not be suspended, nor will payment upon redemption be delayed, except for: (1) any period during which the Exchange is closed other than customary weekend and holiday closings; (2) any period during which trading on the Exchange is restricted; (3) any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV; and (4) for such other periods as the Commission may by order permit for the protection of shareholders.

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a.	Redemptions in Kind Through Blind Trusts

It is anticipated that redemptions may be effected through blind trusts. Redemptions effected through blind trusts will occur primarily in kind, although redemption payments may also be made partly or wholly in cash. The Participant Agreement signed by each Authorized Participant will require establishment of a blind trust to receive distributions of securities in kind upon redemption.[14] Each Authorized Participant will be required to appoint the Custodian as trustee of its blind trust in order to facilitate orderly processing of redemptions. By distributing securities in kind, a Fund can avoid transaction costs and achieve tax efficiencies comparable to index-based ETFs and transparent actively managed ETFs. The redemption basket will consist of the same securities for all Authorized Participants on any given day subject to the Adviser’s ability to make minor adjustments to address odd lots, fractional shares, tradable sizes or other situations as discussed below. While a Fund will generally distribute securities in kind, the Adviser may determine from time to time that it is not in the best interests of the Fund and its shareholders to distribute securities in kind, but, rather, to sell securities and/or distribute cash. For example, as described below, the Adviser may distribute cash to facilitate orderly portfolio management in connection with rebalancing or transitioning a portfolio in line with its investment objective, if there is substantially more creation than redemption activity during the period immediately preceding a redemption request, or as necessary or appropriate in accordance with applicable laws and regulations.

After receipt of an AP Redemption Order, the Custodian will typically deliver securities to the blind trust (which securities are determined by the Adviser) with a value approximately equal to the value of the Shares[15] tendered for redemption at the Order Cut-Off Time. The Custodian will make delivery of the securities by appropriate entries on its books and records transferring ownership of the securities to the blind trust, subject to delivery of the Shares redeemed. The trustee of the blind trust will, in turn, liquidate, hedge or otherwise manage the securities based on instructions from the Authorized Participant.[16] If the trustee is instructed to

[14]	The terms of the blind trust will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. The Applicants expect that the terms of the blind trust will provide that (1) the trust will be formed under the laws of the State of Delaware, (2) the Custodian will act as trustee of the blind trust, and (3) the trustee will be paid by the Authorized Participant a fee negotiated by the Adviser on behalf of Authorized Participants.
[15]	If the NAV of the Shares redeemed differs from the value of the securities delivered to the blind trust, the Fund or the blind trust will pay a cash balancing amount to compensate for the difference between the value of the securities delivered and the NAV.
[16]	Because an Authorized Participant would not know the holdings of its blind trust, it is anticipated that such instructions would be generic standing instructions to the trustee. Although an Authorized Participant could, in its sole discretion, provide different standing instructions, it is expected that, in order to realize proceeds from a redemption at a value as close as possible to the redemption’s NAV, all Authorized Participants will likely instruct the trustee of the blind trust to sell all securities received in kind as redemption proceeds at the close of the market on the date of redemption. For this reason, an Order Cut-Off Time for redemptions is necessary so that the Adviser is able to identify securities to be redeemed in kind to the Custodian prior to the close of the market on the redemption date.

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sell all securities received at the close on the redemption date, the trustee will pay the liquidation proceeds net of expenses plus or minus any cash balancing amount to the Authorized Participant through DTC. The redemption securities that the blind trust receives may mirror the portfolio holdings of the Fund pro rata or, if the Adviser or a Sub-Adviser determines to reduce one or more portfolio exposures through an in-kind distribution, may constitute only a portion of the holdings that would not be proportionate to the overall portfolio holdings of the Fund. To the extent a Fund distributes portfolio securities through an in-kind distribution to more than one blind trust for the benefit of that blind trust’s Authorized Participant, the Fund expects to distribute a pro rata portion of the portfolio securities selected for distribution to each redeeming Authorized Participant.

The Adviser would be free to select redemption securities that do not represent an exact slice of a Fund’s portfolio on any given day, so long as each Authorized Participant redeeming on a given day receives the same set of redemption securities on such day. The Adviser might choose to select redemption securities that do not represent an exact slice of a Fund’s portfolio in order to efficiently implement changes to the Fund’s portfolio composition or to address corporate actions. This freedom will benefit Beneficial Owners because the Adviser can use redemption events to liquidate unwanted positions without incurring brokerage charges or taxable gains. To address odd lots, fractional shares, tradable sizes or other situations where dividing securities is not practical or possible, the Adviser may make minor adjustments to the pro rata portion of portfolio securities selected for distribution to each redeeming Authorized Participant on any given Business Day.

The Trust will accept an AP Redemption Order in proper form only. An AP Redemption Order is subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares. At the time of settlement, an Authorized Participant will initiate a delivery of the Shares versus subsequent payment against the proceeds, if any, of the sale of portfolio securities distributed to the blind trust plus or minus any cash balancing amounts, and less the expenses of liquidation. The Trust, on behalf of a Fund, will maintain a security interest in the assets of a blind trust and, under applicable documentation, will be entitled to such assets in the event an Authorized Participant fails to make timely delivery of redeemed Shares.

b.	Direct Redemptions in Kind

From time to time, and in the sole discretion of the Adviser or, if applicable, a Sub-Adviser, a Fund may redeem Fund shares on an in-kind basis without a blind trust intermediary — that is, in direct dealing with Authorized Participants. With respect to each Fund, on each day that the Exchange is open for business and on which the Fund intends to redeem shares in kind directly to Authorized Participants, the Adviser or Sub-Adviser will make available through the NSCC, immediately prior to the opening of trading on the Exchange, a list of those securities and other instruments (the “Redemption Instruments”), including both the names and quantities of

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such securities and other instruments, that will be applicable to AP Redemption Orders received in proper form on that day. On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments are expected to be identical.[17] The published list of Redemption Instruments will apply until a new list of Redemption Instruments is published, and, except to correct errors, there will be no intraday changes to the published list of Redemption Instruments. Authorized Participants redeeming Creation Units will receive a transfer of the Redemption Instruments. Redemption Instruments may include cash, securities and/or other transferable investment assets. To the extent there is a difference between the NAV of a Creation Unit and the aggregate market value of the Redemption Instruments to be exchanged for the Creation Unit, the party conveying the lower value will pay to the other a cash balancing amount equal to that difference. On each day that the Exchange is open for business and on which a Fund intends to redeem Shares in kind directly to Authorized Participants, the Adviser will cause the estimated cash balancing amount for that day to be disseminated through the NSCC along with the list of Redemption Instruments.[18]

To preserve the confidentiality of a Fund’s trading activities, the Applicants anticipate that the basket of Redemption Instruments will normally vary from the Fund’s current portfolio holdings and, as such, will not normally be a pro rata slice of the Fund’s portfolio. Generally, instruments being acquired will be excluded from the basket of Redemption Instruments until their purchase is completed and instruments being sold may not be removed from the basket of Redemption Instruments until the sale program is completed. Additionally, positions that cannot be transferred in kind will be excluded from the basket of Redemption Instruments. Further, when deemed by the Adviser to be in the best interests of a Fund and its shareholders, portfolio positions may be excluded from the basket of Redemption Instruments entirely. Whenever portfolio positions are excluded from the basket of Redemption Instruments, the redemption basket may include proportionately more cash than is in the Fund’s portfolio, with such additional cash substituting for the excluded portfolio positions.

c.	Direct Redemptions in Cash

On any given Business Day or solely with respect to a particular AP Redemption Order, a Fund may, in the sole discretion of the Adviser or, if applicable, a Sub-Adviser, also exercise its

[17]	In accepting the Deposit Instruments and in satisfying redemptions with the Redemption Instruments, a Fund must comply with federal securities laws, including that the securities included as the Deposit Instruments or the Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting the Deposit Instruments or in satisfying redemptions with the Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds must comply with the conditions of Rule 144A.
[18]	The Applicants expect the same information (along with the list of Deposit Instruments) to be provided through the Exchange each Business Day prior to the opening of trading in Shares of a Fund.

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option to redeem Shares partially or entirely in cash.[19] Alternatively, an Authorized Participant may request a redemption in cash, which the relevant Fund may, in the sole discretion of the Adviser or, if applicable, the Sub-Adviser, permit. In either case, the Authorized Participant will receive a payment—either entirely in cash or partially in kind with cash in lieu of some of the Redemption Instruments that it would have otherwise received—equal to the NAV per Share next determined after the AP Redemption Order is received in proper form (less a redemption Transaction Fee and an additional charge for requested cash redemptions, to offset the Fund’s brokerage and other transaction costs associated with the disposition of Fund securities).

Redemptions of Creation Units may be made wholly or partly in cash, rather than in kind, solely under the following circumstances:

(i)	to the extent there is a cash balancing amount;

(ii)	if, on a given Business Day, the Fund announces before the open of trading that all redemptions on that day will be made entirely in cash;

(iii)	if, upon receiving an AP Redemption Order, the Fund determines to require the redemption to be made entirely in cash;

(iv)	if, on a given Business Day, the Fund requires all Authorized Participants redeeming Shares on that day to receive cash in lieu of some or all of the Redemption Instruments solely because such instruments are not eligible for transfer through applicable clearing processes or are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(v)	if the Fund permits an Authorized Participant to receive cash in lieu of some or all of the Redemption Instruments solely because (x) such instruments are not available in sufficient quantity, (y) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participating is acting, or (z) a Beneficial Owner of Shares would be subject to unfavorable income tax treatment upon receipt of redemption proceeds in kind.[20]

[19]	In determining whether a Fund will redeem Creation Units entirely or partially on a cash or in-kind basis, whether for a given day or a given redemption order, the key consideration will be the benefit that would accrue to the Fund and its investors. Cash redemptions typically require selling portfolio positions, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.
[20]	AP Redemption Orders including cash in lieu of Redemption Instruments pursuant to clause (iv) or (v) of this paragraph are referred to herein as “custom redemption orders,” and custom redemption orders and custom purchase orders are collectively referred to herein as “custom orders.”

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1.	Small Allotment Redemption Option

While Beneficial Owners must generally accumulate enough Shares of a Fund to constitute a Creation Unit in order to redeem Shares, under the “Small Allotment Redemption Option,” Beneficial Owners may submit orders to redeem Shares at NAV directly to a Fund for a limited period of time (the “Small Allotment Redemption Period”) if the secondary market price of the Fund’s Shares at the Valuation Time has deviated from NAV within specified parameters for a specified period of time, as described below.

Under the Small Allotment Redemption Option, a Beneficial Owner will be able to place an order directly to a Fund if, for 10 consecutive Business Days, the midpoint of the national best bid and offer spread for its Shares at the time of calculation of the NAV of the Fund reflects a discount of 5% or more from NAV (a “Trigger Event”). Following a Trigger Event, a Fund’s Small Allotment Redemption Period will open, and all Beneficial Owners of a Fund will have the option, beginning on the first Business Day after a Trigger Event and ending 10 Business Days following the Trigger Event (the “Small Allotment Redemption Notice Period”), to instruct the DTC Participant through which they hold Shares to submit an order (a “Small Allotment Redemption Order”) to redeem Shares directly from the Fund or the Transfer Agent, in its capacity as redemption agent for the Fund. Small Allotment Redemption Orders from Beneficial Owners will be sent from their broker-dealers and/or DTC Participants to the Fund or its Transfer Agent through the DTCC Investors’ Voluntary Redemptions and Sales (“IVORS”) application. Redemption proceeds in connection with any Small Allotment Redemption Option will be distributed in cash. Any Beneficial Owner may submit a Small Allotment Redemption Order during the Small Allotment Redemption Notice Period, but may only submit an amount of Shares for redemption smaller than a Creation Unit. During the Small Allotment Redemption Notice Period, redemptions of Creation Units by and through Authorized Participants will remain available.

On each Business Day during the Small Allotment Redemption Period, a Fund will process all Small Allotment Redemption Orders received at the NAV of the Fund next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a redemption fee for administering and processing such orders not to exceed 2%. The Business Day on which the Small Allotment Redemption Order is received in proper form will be the redemption date with respect to those Shares (the “Redemption Date”), provided it is received prior to the expiration of the Small Allotment Redemption Notice Period. Each Fund will establish a cut-off time for Small Allotment Redemption Orders in proper form, which is expected to be the close of the regular trading session on the NYSE at 4:00 p.m. (prevailing Eastern time) on the Business Day on which the Small Allotment Redemption Order is placed. All instructions from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order in proper form will be processed by the DTC Participant and submitted to the Transfer Agent through DTC as long as it is received prior to the cut-off time, resulting in an

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aggregated redemption order received by the Transfer Agent from DTC on that Business Day. Any redemption instructions submitted by a DTC Participant on behalf of Beneficial Owners to DTC and received in proper form by the Transfer Agent shall be irrevocable. Only Small Allotment Redemption Orders for an amount of Shares smaller than a Creation Unit will be considered in proper form.

The date of payment upon redemption will not exceed seven days after the Redemption Date, other than as provided by Section 22(e) of the Act. The cash proceeds from any Small Allotment Redemption Order received are generally expected to be delivered through DTC to the applicable DTC Participant’s account at DTC. The DTC Participant will, in turn, deposit the proceeds in the Beneficial Owner’s account or the account of the financial institution carrying the account of the Beneficial Owner.

Upon the occurrence of a Trigger Event, a Fund will notify Beneficial Owners of their ability to place a Small Allotment Redemption Order by (1) issuing a press release, (2) delivering notice, via the Transfer Agent and DTC, to the DTC Participants,[21] and (3) posting information about the Small Allotment Redemption Notice Period on the Fund’s website. In addition, the Fund expects to utilize existing DTC processes commonly used to notify beneficial shareholders with respect to corporate actions that require shareholder response or action.[22] Following notice to DTC of the Trigger Event, owners of record of a Fund (which are also DTC Participants) are then expected to use their standard notification procedures to disseminate the necessary information to Beneficial Owners to participate in the Small Allotment Redemption Option, in accordance with Commission and Exchange requirements and pursuant to any agreement between a DTC Participant and the Beneficial Owner.[23] The Transfer Agent will activate the

[21]	The Applicants anticipate that the notice will include, in plain English, information about why Beneficial Owners are receiving such notice (i.e., that the Small Allotment Redemption Period has been triggered and the Small Allotment Redemption Option may be exercised); information about how a Beneficial Owner can redeem his or her Shares (i.e., by instructing the DTC Participant through which he or she holds Shares to submit a Small Allotment Redemption Order); information about the date and time by which such a Small Allotment Redemption Order must be submitted (i.e., within 10 Business Days of the Trigger Event); disclosure that the redemption will be priced at the NAV next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a redemption Transaction Fee not to exceed 2%; disclosure that the Beneficial Owner, if he or she decides to redeem, will receive cash and the anticipated timing of such cash payment; disclosure that the Beneficial Owner is not required to take any action and is not required to redeem Shares, but will then remain a shareholder of the Fund; disclosure that any Small Allotment Redemption Order would be irrevocable; and contact information for any questions.
[22]	Based on the Applicants’ current understanding of DTC processes for corporate actions, the Applicants expect that the Transfer Agent will transmit files to DTC providing the necessary information for DTC to initiate the Small Allotment Redemption Notice Period. DTC will validate the information and will send a confirmation back to the Transfer Agent that the Small Allotment Notice Period has commenced. DTC will then transmit information about the commencement of the Small Allotment Notice Period to broker-dealers to notify Beneficial Owners.
[23]	See, e.g., Financial Industry Regulatory Authority (FINRA) Rule 2251, which requires members to forward issuer-related materials to a beneficial owner if the member carries the account for such beneficial owner. The Applicants believe that broker-dealers that own Shares in an account at DTC will be required under such rule to forward notice of the Trigger Event and the opening of the Small Allotment Redemption Notice Period to all customers who are Beneficial Owners.

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Fund for processing of Small Allotment Redemption Orders by the Fund’s CUSIP to the IVORS Standing Instruction Database. Once active, shareholders who wish to place a Small Allotment Redemption Order will be required to so instruct their intermediary. If the intermediary is a DTC Participant, it will utilize IVORS to notify DTC (and, through DTC, the Transfer Agent) of any Small Allotment Redemption Orders received from Beneficial Owners and deliver Shares to be redeemed to the Transfer Agent at an account maintained at DTC for such purpose.[24] The IVORS application validates that the intermediary has available Shares in its DTC Participant Account and that the Small Allotment Redemption Order has been processed before the Fund’s cut-off. Settlement occurs via the DTC Process.

No more than one Small Allotment Redemption Notice Period may exist for any one Fund at any time. In the event that a Trigger Event still exists after a Small Allotment Redemption Notice Period has ended, a subsequent Small Allotment Redemption Notice Period will commence on the first Business Day following the last Business Day of the previous Small Allotment Redemption Notice Period. Any Small Allotment Redemption Order placed during the subsequent Small Allotment Redemption Notice Period will be subject to the same processes and requirements applicable to a Small Allotment Redemption Order placed during the previous Small Allotment Redemption Notice Period.

The Small Allotment Redemption Option will be subject to Board oversight, and the Board will at all times retain the authority to adjust the Trigger Event for a Fund’s Small Allotment Redemption Period to reflect a lower discount and/or to begin a Small Allotment Redemption Period earlier if it determines that adjusting the Trigger Event is in the best interests of the Fund and its shareholders. Thus, for example, the Board could determine that a particular Fund’s Small Allotment Redemption Period should be triggered when the bid/ask price of the Fund’s Shares reflects a 4% discount to NAV for 10 consecutive Business Days. Alternatively, the Board could determine that the Small Allotment Redemption Period should be triggered when the bid/ask price of the Fund’s Shares reflects a 5% discount to NAV for 7 consecutive Business Days. In no event, though, may the Board establish a Trigger Event that would allow a Fund’s Shares to reflect a discount of more than 5% for 10 or more consecutive Business Days without the opening of a Small Allotment Redemption Period.

F.	Qualification as a Regulated Investment Company

[24]	The Applicants believe that for non-DTC Participants, a similar process will apply through their clearing firms. For example, in the case of a broker-dealer intermediary that is not a DTC Participant, the Applicants expect that the intermediary will notify its clearing firm of any Small Allotment Redemption Orders received from Beneficial Owners. The clearing firm will, in turn, utilize IVORS to notify the Transfer Agent of the Small Allotment Redemption Orders and deliver Shares to be redeemed to the account maintained at DTC for such purpose. Like DTC Participants, the DTC account would have the equivalent of an omnibus account with the Transfer Agent, into which the Funds could deposit redemption proceeds.

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The Funds intend to qualify for and to elect treatment as RICs for U.S. federal income tax purposes, with the result that the Funds effectively will be treated as if each were a separate entity and each will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

G.	Dividends, Distributions and Tax

The Funds will accrue interest and expenses daily and pay the net amount accrued during each month to record holders as of the last Business Day of each month. All distributions will be paid in cash. Distributions to taxable shareholders are subject to federal taxes. Monthly distributions will be comprised of interest accrued on a Fund’s assets less expenses (“Net Income”). Authorized Participants redeeming Shares will receive all accrued Net Income through the date of redemption. The Funds anticipate that most of its dividends will consist of ordinary income.

It is the intention of each Fund to distribute substantially all of its Net Income over the course of the year. If, in any year, a Fund’s earnings and profits are less than the amount distributed in such year, the difference could result in a return of capital to Beneficial Owners for tax purposes.

Net long- and short-term capital gains will be distributed to Beneficial Owners at least annually. It is anticipated that most of a Fund’s capital gains will be short-term capital gains.

Dividends and other distributions to Beneficial Owners on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Such distributions will be made through DTC and the DTC Participants to Beneficial Owners then of record with amounts received from each Fund.

Each Fund (1) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (2) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

H.	Dividend Reinvestment Service

The Applicants believe that, under certain circumstances, it may be appropriate to give investors the option to purchase additional individual Shares through a dividend reinvestment

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program, as described below.[25] The Trust may make the DTC’s book-entry dividend reinvestment service (the “DTC Dividend Reinvestment Service”) available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends. Because some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service, Beneficial Owners will be encouraged to contact their brokers to ascertain the availability of the DTC Dividend Reinvestment Service through such brokers. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Fund at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, if the DTC Dividend Reinvestment Service is made available for use by Beneficial Owners, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key respects. First, in other dividend reinvestment programs typically offered by broker-dealers, the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from a fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically, brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will, in turn, notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive

[25]	This relief is substantially similar to relief the Commission has previously granted. See Precidian ETFs Trust, et al., Investment Company Act Rel. No. 30101 (June 8, 2012)(notice) and Investment Company Act Rel. No. 30129 (July 5, 2012)(order).

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from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. If dividends are reinvested, the Trust will save the costs associated with liquidations of portfolio securities that might otherwise be incurred.

If the DTC Dividend Reinvestment Service is made available for use by Beneficial Owners for reinvestment of their cash dividends, a Fund’s Prospectus will make clear to Beneficial Owners that the dividend reinvestment program is optional and that its availability is determined by each broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the dividend reinvestment program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the dividend reinvestment program and the consequences of participation. This disclosure will include a clear and concise explanation that, under the dividend reinvestment program, Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued. As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the dividend reinvestment program.

The option to purchase additional individual Shares through a dividend reinvestment program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the dividend reinvestment program and the consequences of participation. The dividend reinvestment program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without necessarily paying a brokerage commission and/or other fees (as noted above, brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker-sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the dividend reinvestment program is structured to ensure that the program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors. Accordingly, the dividend reinvestment program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. The dividend reinvestment program also meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is

26

appropriate if the Commission finds that “the terms of the proposed transaction … are reasonable and fair and do not involve any overreaching on the part of any person concerned … and the proposed transaction is consistent with the general purposes” of the Act.

As noted above, broker-dealers, in their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in a Fund’s Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. The Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Dividend Reinvestment Service. Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

I.	Operational Fees and Expenses

All expenses incurred in the operation of the Trust will be borne by the Trust and each Fund, except to the extent specifically assumed by the Adviser, the Administrator or some other party. Such expenses may include, but will not be limited to, investment advisory fees, fund accounting and administration fees, custody fees, brokerage commissions, registration fees of the Commission, state blue sky fees (to the extent applicable), Exchange listing fees, licensing fees, the costs of preparing, printing and mailing Prospectuses only relevant to a Fund, and other costs properly payable by the Fund. Also, such expenses may include, but will not be limited to, fees and expenses of the Trustees who are not “interested persons” (as defined in the Act) of the Trust, legal and audit fees, licensing fees, administration and accounting fees, costs of preparing, printing and mailing SAIs, semiannual and annual reports, proxy statements and other documents required for regulatory purposes and for distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to the Trust and to each Fund, as applicable, on a daily basis, except to the extent expenses are specifically assumed by the Adviser, the Administrator or another party. The organization and offering costs of the Trust incurred in connection with the issuance of the Shares prior to their public offering may be assumed, in whole or in part, by the Adviser or may be advanced by the Adviser or another party. The Trust will expense organizational costs, if not

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assumed by the Adviser, as they are incurred.[26] Advanced amounts, if any, will begin to be reimbursed by the Trust upon consummation of the initial offering of such Shares. The investment advisory contract with the Adviser, and the fees payable thereunder, will be approved pursuant to Section 15(c) of the Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive an advisory fee. The Administrator, the Transfer Agent and the Custodian will provide certain administrative, transfer agency and custodial services to the Trust for specified fees.

J.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund may impose a Transaction Fee only on those investors purchasing and redeeming Creation Units of its Shares or on those investors redeeming Shares directly to a Fund under the Small Allotment Redemption Option. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust will be authorized to implement a plan under Rule 12b-1 of the Act for each of the Funds to cover distribution- and service-related costs.

K.	Shareholder Reports and Other Notifications to Shareholders

The Trust will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of each such Fund’s distributions. The Trust will also furnish to the DTC Participants for distribution to Beneficial Owners the Trust’s annual report containing audited financial statements, as well as copies of its annual and semiannual shareholder reports (collectively, “Shareholder Reports”).

L.	Sales and Marketing Materials

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional open-end investment company or mutual fund. Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a mutual fund, in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an actively managed ETF. No Fund marketing materials (other than as required in the Fund’s then current registration statement on Form N-1A (each, a “Registration Statement”)) will reference an open-end fund or mutual fund, except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where

[26]	Organizational costs may include legal services pertaining to organization of the Trust, service agreements and research and consultation services in connection with the initial meeting of the Board, as well as audit fees related to the initial registration statement and seed capital audit.

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the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not generally individually redeemable.

With respect to any marketing or advertising materials, the same approach will be followed. Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or which reference redemption will prominently disclose that Shares are not generally individually redeemable, except through the Small Allotment Redemption Option, and that owners of Shares may generally acquire Shares from a Fund, other than through the dividend reinvestment program, and tender those Shares for redemption to a Fund in Creation Units only.

Each Fund’s Prospectus will also state that while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and refer to the SAI for details.

M.	Third-Party Broker-Dealer Issues

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to Authorized Participants. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Registration Statement that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters, and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a brokerage firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that, under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Prospectus is available at the Exchange upon request.

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The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers, and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver such Prospectus and SAI for a Fund to the Exchange, where they will be available for review by investors.

N.	Availability of Information Regarding the Funds
1.	General

The daily NAV for the Fund on a per-Share basis will be calculated and disseminated publicly each Business Day. The most recent NAV will be made available on a publicly-available website maintained by the Adviser or the Administrator.

2.	Indicative Intraday Value

The Exchange on which a Fund is primarily listed will disseminate, during regular trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, the IIV for each Fund on a per Share basis every 15 seconds (or other periodic interval that may be specified by the Exchange’s rules, as approved by the Commission). The IIV is designed to provide investors and market participants with an intraday indicative value for the Shares.[27] While it is anticipated that the IIV will accurately represent the current value of a Fund’s holdings (including accrued liabilities), it is not intended as a real-time NAV and (unlike a Fund’s actual NAV) will not include any extraordinary expenses or liabilities booked during the day. Although the calculation agent will not guarantee the accuracy of the IIV, the contract with the calculation agent will require that it use commercially reasonable efforts to calculate the IIV correctly, and update the calculation in a timely manner, based on the information provided to it by the Trust. The Adviser will be responsible for monitoring the accuracy of the IIV calculation, in connection with which the Adviser will use commercially reasonable efforts to assure that the calculation agent has an accurate listing of all securities in each Fund’s portfolio as of the beginning of trading on each day the Fund is traded.[28] Each Fund will enter into a contractual agreement with a calculation agent to provide services, provide the same portfolio information to the calculation agent as is provided for calculation of its NAV and provide such information in a secure, confidential and electronic manner.

[27]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in NAV on the current Business Day (T+1). Thus, the IIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV.
[28]	Each Fund’s calculation agent will be subject to a confidentiality agreement with respect to, among other things, Fund portfolio information.

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Each Fund’s calculation agent will calculate the IIV throughout the trading day for the Fund by dividing the Estimated Fund Value (as defined below) as of the time of the calculation by the number of total Shares outstanding. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio and the current value of the long and short securities positions in the Fund’s portfolio, minus the amount of accrued liabilities. All equity securities will be valued by the calculation agent at the most recently received consolidated last sale price. In the event last sale prices for a security become unavailable during a trading day, the calculation agent would use the last available sale price until the security is fair valued by the Fund.

3.	Additional Information and Data

The Trust expects to maintain a website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including, for each Fund, (1) average daily trading volume, the prior Business Day’s reported closing price, NAV and the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”)[29], and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The website and information will be publicly available at no charge.

Investors interested in a particular Fund can also obtain the Fund’s SAI and its Shareholder Reports, Form N-CSR and Form N-SAR, each of which are filed twice a year. The Fund’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amounts and make no warranty as to their accuracy.

[29]	The Bid/Ask Price of a Fund is determined using the consolidated highest bid and the lowest offer on an Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

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IV.	FUNDS OF ACTIVELY MANAGED EXCHANGE-TRADED FUNDS

A.	The Investing Funds

The Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (a “Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (an “Investing Fund Adviser”) that does not control, is not controlled by or under common control with, the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (an “Investing Fund Sub-Adviser”). An Investing Management Company may be sub-advised by the Adviser or an affiliate of the Adviser. Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions

The Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Section 12(d)(1)(A) and Section 12(d)(1)(B) of the Act. The Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act.

C.	Fees and Expenses

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a broker-dealer in secondary market transactions may be charged customary brokerage commissions and charges. The Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset the costs associated with the purchase and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief

Like prior applicants, the Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by the

32

Adviser or an affiliate of the Adviser as the Investing Fund Adviser or Sponsor (but may be sub-advised by the Adviser or an affiliate of the Adviser). To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V.	IN SUPPORT OF THIS APPLICATION

The Applicants seek an Order from the Commission (1) permitting the Trust, as an open-end management investment company, to issue Shares that are primarily redeemable in large aggregations, except in connection with a dividend reinvestment program; (2) permitting secondary market transactions in Shares at negotiated prices, rather than at NAV; and (3) permitting certain affiliated persons of a Fund to receive securities or other property from the Fund in connection with the purchase and redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The Applicants believe that Shares will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual Shares, a low-cost diversified security for small- and middle-sized accounts of individuals and institutions that would be available at intraday prices reflecting market conditions rather than only their once-daily NAV price; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; provide a tax efficient investment vehicle; and provide an exchange-traded diversified portfolio to investors that does not trade at a significant discount to NAV as is frequently the case with closed-end mutual funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”[30] The Shares would provide an enhanced ETF product available to both retail and institutional investors. As

[30]	See Investment Company Act Rel. No. 17534 (June 15, 1990).

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such, the Applicants believe Shares are appropriate for exemptive relief under Section 6(c) of the Act.

The Applicants note that traditional index-based ETFs are no longer novel. The Commission has had an opportunity to review their operation to determine that they would not lead to the abuses that the Act addresses. The Commission has issued many orders permitting index-based ETFs in the Index-Based ETF Orders. Presently, a considerable number of these products are actively traded on Exchanges.

The Applicants do not believe that the lack of a benchmark index will negatively affect the operations of a Fund. The Commission has also issued numerous orders permitting ETFs that lack a benchmark index in the Actively Managed ETF Orders. The Commission orders permitting such ETFs require, however, that the ETFs disclose their holdings to the market fully.

This Application differs from such prior Commission orders because it does not contemplate disclosure of portfolio holdings beyond what would otherwise be required for open-end mutual funds. The Applicants believe, however, that the real-time dissemination of a Fund’s IIV, together with the right of Authorized Participants to create and redeem each day at NAV, will be sufficient for market participants to value and trade Shares in a manner that will not lead to significant deviations between the Shares’ Bid/Ask Price and NAV. In addition, the Small Allotment Redemption Option will permit Beneficial Owners of Shares holding amounts smaller than a Creation Unit to redeem at NAV in the event there is a significant and persistent negative variance between a Fund’s NAV and the secondary market price of Shares at the Valuation Time. The pricing efficiency of a Fund does not rest on the ability of market participants to arbitrage between the Shares and the Fund’s portfolio, but rather on the ability of market participants to assess a Fund’s underlying value accurately enough throughout the trading day to hedge trading exposures to Shares effectively. Professional traders buy Shares that they perceive to be trading at a price less than that which will be available at a subsequent time and sell Shares that they perceive to be trading at a price higher than that which will be available at a subsequent time. The Applicants expect that, as part of their normal day-to-day trading activity, market makers assigned to Shares by Exchanges, off-exchange market makers, firms that specialize in electronic trading, hedge funds or other professionals specializing in short-term, non-fundamental trading strategies will assume a risk of being long or short Shares through such trading and will hedge such risk wholly or partly by simultaneously taking an opposite position in a correlated asset, such as a futures contract or swap based on a market index, or by netting the exposure against other, offsetting trading positions — much as such firms do with existing ETFs and other equities.[31] The Applicants believe that disclosure of each Fund’s investment objective

[31]	The mechanics of arbitrage and hedging differ. Prior Rule 10a-1 and Regulation T under the Exchange Act both describe arbitrage as either buying and selling the security in two different markets or buying and selling two different securities, one of which is convertible into the other. This is also known as a riskless arbitrage transaction in that the transaction is risk free since it generally consists of buying an asset at one price and simultaneously selling that same asset at a higher price, thereby generating a profit on the difference. Hedging, on the other hand, involves managing risk by purchasing or selling a security or instrument which will track or offset the value of another security or instrument. Arbitrage and hedging are both used to manage risk; however, they involve different trading strategies.

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and principal investment strategies in its Prospectus, along with the dissemination of real-time IIV, will permit professional investors to engage easily in this type of hedging activity.[32]

The ability of market participants to buy and sell Shares at prices near the IIV is dependent upon their assessment that the IIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that market participants would accept the IIV as a reliable, indicative real-time value because (1) the IIV will be calculated and disseminated based on a Fund’s actual portfolio holdings (rather than a proxy portfolio), (2) the securities in which the Funds plan to invest are generally highly liquid and actively traded and, therefore, generally have accurate real-time pricing available, and (3) market participants will have a daily opportunity to evaluate whether the IIV at or near the close of trading is indeed predictive of the actual NAV. Because there is less risk of variability between the current IIV and NAV nearer to the Valuation Time, the Applicants expect that the Bid/Ask Price for Shares will initially tend to be less as the market approaches the close and market participants have a very high degree of certainty that they can trade at a level that reflects the current value of the Fund’s holdings. The Applicants also expect, however, that market participants will quickly be able to determine, after gaining experience with how various market factors (e.g., general market movements, sensitivity or correlations of the IIV to intraday movements in interest rates or commodity prices, other benchmarks, etc.) affect IIV, how best to hedge long or short positions taken in Shares in a manner that will permit them to provide a Bid/Ask Price for Shares that is near to the IIV throughout the day. The ability of market participants to accurately hedge their positions should serve to minimize any divergence between the secondary market price of the Shares and the IIV, as well as create liquidity in the Shares.

[32]	Market participants manage risk in a variety of ways. The Applicants expect that market participants will be able to determine how to trade Shares at levels approximating the IIV without taking undue risk by gaining experience with how various market factors (e.g., general market movements, sensitivity of the IIV to intraday movements in interest rates or commodity prices, etc.) affect IIV and finding hedges for their long or short positions in Shares using instruments correlated with such factors. The Applicants expect that market participants will initially be able to determine the IIV’s correlation to a major large capitalization equity benchmark with active derivative contracts, such as the Russell 1000 Index (the “Russell 1000”), and the degree of sensitivity of the IIV to changes in that benchmark. For example, using hypothetical numbers for illustrative purposes, market participants should be able to determine quickly that price movements in the Russell 1000 predict movements in a Fund’s IIV 95% of the time (an acceptably high correlation) but that the IV generally moves approximately half as much as the Russell 1000 with each price movement. This information is sufficient for market participants to construct a reasonable hedge — i.e., to buy or sell an amount of futures, swaps or ETFs that track the Russell 1000 equal to half the opposite exposure taken with respect to Shares. Market participants will also continuously compare the intraday performance of their hedge to the Fund’s IIV. If the intraday performance of the hedge is correlated with the IIV to the expected degree, market participants will feel comfortable they are appropriately hedged and can rely on the IIV as appropriately indicative of the Fund’s performance.

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Although turnover of portfolio securities in the Funds may be higher than that of index-based ETFs (but not necessarily higher than those of actively managed ETFs previously approved by the Commission), Shares of the Funds will generally be redeemed in Creation Units through an in-kind redemption process; therefore, the Funds are expected to be more tax-efficient than existing mutual funds that pursue similar investment strategies. The Applicants expect that the vast majority of redemptions will be in Creation Units and that few, if any, redemptions will be submitted through the Small Allotment Redemption Option. Further, because shareholders will typically purchase and sell Shares through secondary market transactions, the Funds should not have the same degree of shareholder recordkeeping and service expenses as mutual funds.

Lastly, the Funds offer a type of actively managed ETF strategy that provides additional benefits compared to current actively managed ETF strategies, which are fully transparent with respect to their underlying portfolios. Such transparent actively managed ETFs are susceptible to front-running and free-riding by other investors and/or managers, which can harm, and result in substantial costs to, shareholders. The Funds are able to deter such activities by maintaining the confidentiality of their underlying portfolios, which will preserve the benefits of the proprietary management strategies of the Funds for investors.

The Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release. The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage. However, certain existing ETFs with portfolios of foreign securities have shown their ability to trade efficiently in the secondary market at approximately their NAV even though they do not provide opportunities for traditional riskless arbitrage transactions (through the use of a simultaneous specific hedge of the underlying portfolio securities of the ETF) during much of the trading day. Such ETFs have been shown to have pricing characteristics very similar to ETFs that can be arbitraged in this manner. For example, index-based ETFs containing securities that trade during different trading hours than the ETF, such as ETFs that hold Asian stocks, have demonstrated efficient pricing characteristics notwithstanding the inability of market professionals to engage in riskless arbitrage with respect to the underlying portfolio for most, or even all, of the U.S. trading day when Asian markets are closed. The Applicants believe that the pricing is efficient because market professionals are still able to hedge their positions with offsetting, correlated positions in derivative instruments during the entire trading day.

Unlike a typical index-based ETF, when a Fund employs a blind trust mechanism for redemption transactions, it is not important that Authorized Participants in the Trust know the securities comprising a Fund’s portfolio. In a typical index-based ETF, it is necessary for Authorized Participants to know what securities must be delivered in a creation or received in a redemption in order for the typical in-kind creation and redemption process to function. For the

36

Trust, however, the Authorized Participant’s knowledge of the securities comprising the portfolio of a Fund will not necessarily be important for purposes of most creation and redemption transactions. Creation Units will generally be created by the deposit of cash essentially equal to NAV and redemptions are generally expected to be effected by distributing securities of the Fund’s portfolio to a blind trust that will liquidate portfolio securities in accordance with instructions from the redeeming Authorized Participant. Since underlying portfolio securities in such creation and redemption transactions will not be delivered to or received by the Authorized Participant directly, Authorized Participants in the Trust need not know the securities comprising a Fund’s portfolio. Instead, Authorized Participants will rely on providing or receiving an amount of cash essentially equal to NAV. The use of cash for creations and the in-kind redemption of Creation Units through a blind trust preserve the integrity of the active investment strategy and diminish the potential for front-running. For in-kind creation transactions and redemptions in kind effected directly through a Fund without a blind trust intermediary, Authorized Participants will know what Deposit Instruments must be delivered to a Fund and what Redemption Instruments will be received from the Fund upon redemption.

As mentioned previously, the ability of market participants to accurately hedge their positions in Shares does not rest on the ability of market participants to anticipate changes in the Fund’s portfolio, but on the calculation of the current spread between the market value of the Fund’s underlying holdings, as accurately reported on a real-time basis through the IIV, and the current Bid/Ask Price of the Shares. The Applicants believe that by disclosing only a Fund’s IIV, rather than the Fund’s underlying portfolio securities, the Funds would benefit shareholders by deterring front-running and free-riding activities that would likely occur if an actively managed ETF were to make its underlying portfolio holdings public, while still promoting the efficient secondary market trading of Shares. Under certain circumstances, however, the Funds will disclose at least a subset of their underlying portfolio holdings upon disclosure of the applicable Deposit Instruments and Redemption Instruments for a given Business Day.

Liquidity of the portfolio securities may be important to the Fund when purchasing portfolio securities and to the blind trust when selling redemption securities, but the securities in which the Funds plan to invest will generally be highly liquid and actively traded. The highly liquid nature of portfolio securities should ensure that any sales of redeemed securities by Authorized Participants will not cause undue fluctuation in the NAV of a Fund.[33]

[33]	Although liquidity of both ETF shares and portfolio securities may help facilitate arbitrage, as discussed above, the ability to engage in traditional riskless arbitrage transactions is not necessary to assure that the market prices of Shares will trade approximately at their underlying portfolio value. Rather, it is important that market participants can accurately hedge their positions in Shares. The Applicants expect traders to employ methodologies similar to those they use to trade other securities in order to hedge positions in Shares. Traders use basic information regarding the investment objective of the portfolio as well as a variety of market data readily available for all listed securities, including the balance and depth of buy and sell orders, recently executed transactions in both Shares and other comparable securities, limit order information, the prior day’s NAV and the most recent IIV, to make offers to buy or sell Shares, and to hedge within reasonable tolerances any exposure to Fund Shares acquired through such market making activity. Traders do not require knowledge of the securities comprising the underlying portfolio of the Fund in order to make liquid markets so long as they can hedge their positions accurately. The Applicants expect traders will likely utilize correlations or other sensitivities against the IIV as a relevant benchmark to assess the accuracy of their hedges (e.g., correlations of the IIV against a major large capitalization equity benchmark such as the S&P 500).

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The Concept Release also expressed concern about the potential for discrimination among actively managed ETF shareholders if significant deviations were to develop between the secondary market price of a fund’s shares and the fund’s NAV. However, as discussed above, the Applicants believe the dissemination of the IIV calculation will discourage significant deviations between the market price of Shares and a Fund’s intraday value. Because a Fund will generally invest in securities that are highly liquid and have pricing information readily available in the marketplace, the Fund is able to provide Beneficial Owners of Shares a reliable IIV calculation and, therefore, an effective hedging mechanism. In addition, the Small Allotment Redemption Option ensures that all shareholders may submit orders to redeem Shares at NAV directly to a Fund for a limited period following circumstances in which the secondary market price for the Shares has deviated from NAV within specified parameters.

Additionally, the Concept Release expressed concerns about potential conflicts of interest. Section 1(b)(2) of the Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed or their portfolio securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers or other affiliated persons, and underwriters, brokers or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities, may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively managed ETF, would not be limited by the universe of portfolio securities in an index. None of the entities contemplated by Section 1(b)(2) of the Act (including the Adviser and the Distributor) is principally or otherwise engaged in investment banking, securities dealing, market making, floor brokerage, specialist activities, proprietary trading or similar securities-related activities (apart from directing the daily trading of certain funds and accounts managed by the Adviser), and none of them have a financial motive to manipulate the prices or supply of portfolio securities (apart from engaging in brokerage transactions in the normal course of business pursuant to the rules and regulations of the Act).

In addition, the Funds will generally invest in some of the most liquid and competitively traded securities. Because the market for the securities in which the Funds expect to invest is highly liquid and competitive, it is unlikely that the Adviser or any entity listed under Section 1(b)(2) of the Act would be able to influence a Fund in its own interest. None of the entities contemplated by Section 1(b)(2) of the Act, including the Adviser and the Distributor, has

38

conflicts of interest in managing or facilitating the issuance of Shares. Those entities are also subject to the provisions of the Act, which are designed to address certain of these conflicts.

The Applicants believe that the exemptions requested herein are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Based on the foregoing, the Applicants request the exemptive relief as set forth below.

VI.	REQUEST FOR ORDER

Although the Funds have features that distinguish them from traditional ETFs, the Applicants seek the same exemptive relief from the Act as traditional ETFs seek. Specifically, the Applicants request a Commission Order (1) under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and (2) under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].” Section 17(b), in turn, provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each RIC concerned, and that the proposed transaction is consistent with the general purposes of the Act.

The Applicants believe that the ETF structure proposed in this Application offers advantages over both traditional mutual funds and fully transparent ETFs. The Applicants further believe that all transactions conducted by affiliates with the Funds will be on terms that are reasonable and fair, including in terms of the consideration paid or received by the Funds, and will not involve overreaching. Therefore, the Applicants contend that the Funds warrant the relief requested herein under Sections 6(c) and 17(b) of the Act.

A.	Exemption from the Provisions of Section 2(a)(32) and Section 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer … is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” Because Shares will not always be individually redeemable, a possible

39

question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an Order under Section 6(c) granting an exemption from Section 5(a)(1) and Section 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units or amounts smaller than a Creation Unit under the Small Allotment Redemption Option.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are continuously redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV. Under certain limited circumstances described in this Application, Beneficial Owners may also redeem amounts smaller than a Creation Unit under the Small Allotment Redemption Option.

Also, each investor is entitled to purchase or redeem Creation Units rather than trade individual Shares in the secondary market, although, in certain cases, the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption. Permitting the Fund to be redeemed mainly in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or Section 5(a)(1) or any other provision of the Act.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end management investment company, and issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in a fund’s prospectus. Rule 22c-1 under the Act

40

generally requires that a dealer selling, redeeming, or repurchasing a redeeming security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund’s Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on an Exchange. The Shares will trade on and away from the Exchange[34] at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) of the Act and Rule 22c-1 under the Act. The Applicants request an exemption under Section 6(c) of the Act from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (3) to assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or, as long as certain requirements are met as described herein, by creating a Creation Unit. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares. Indeed, the Applicants believe that the presence of a specialist dealer on an Exchange will enhance liquidity because the specialist dealer has an obligation to promote a fair and orderly market (e.g., the

[34]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

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specialist dealer may be expected to effect trades to alleviate temporary disparities in supply and demand for Shares). In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. In addition, under the Small Allotment Redemption Option, if, for 10 consecutive Business Days, the midpoint of the national best bid and offer spread for the Shares of a Fund at the time of calculation of the NAV of the Fund reflects a discount of 5% or more from NAV, any Beneficial Owner of a Fund will be able to redeem Shares directly from the Fund at NAV for a period of 10 Business Days. Competitive forces in the marketplace should, thus, ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long-term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

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C.	Exemption from the Provisions of Section 22(e)

Section 22(e) of the Act, among other things, prohibits a RIC from suspending the right of redemption. The Applicants believe that an early Order Cut-Off Time may be necessary because of the redemption process for Funds redeeming Creation Units in kind through a blind trust. As described above, it is contemplated that, on any Business Day during which a Fund is redeeming Shares in kind via the blind trust mechanism, Authorized Participants will instruct the trustee of the blind trusts to liquidate redemption securities in market on close orders so that Authorized Participants can realize redemption proceeds as close to the Fund’s NAV on the redemption date as possible. In order to allow the Adviser sufficient time to identify the redemption securities, transfer the redemption basket of portfolio securities to the blind trusts and permit the trustee adequate time to process liquidation transactions in accordance with the Authorized Participant’s instructions, it will likely be necessary to employ an Order Cut-Off Time prior to that time to allow such actions to take place.

The Funds may also need to establish an early Order Cut-Off Time to facilitate certain market transactions. For example, the Funds may need to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will also allow the Adviser to net creations and redemptions and to facilitate borrowing securities in an efficient manner. The Applicants believe it will be desirable to employ an early Order Cut-Off Time to allow such market transactions to occur.

On the basis of the foregoing, the Applicants believe (1) that an early Order Cut-Off Time is not a suspension of redemption intended to be prohibited by Section 22(e) and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(e).

D.	Exemption from the Provisions of Section 17(a)(1) and Section 17(a)(2)

The Applicants seek an exemption from Section 17(a)(1) and Section 17(a)(2) of the Act pursuant to Section 6(c) and Section 17(b) of the Act to allow certain affiliated persons of a Fund and affiliated persons of such an affiliated person (a “second-tier affiliate”) to effectuate purchases and redemptions of Creation Units in kind. Section 17(a) of the Act makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company … or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company … unless such sale involves solely (A) securities of which the

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buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust … by the depositor thereof, [and] (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer) …

unless the Commission, upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a RIC and any affiliated person of such company. Section 17(b) of the Act provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are: (i) fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each RIC concerned; and (iii) consistent with the general purposes of the Act.

The Applicants are also requesting an exemption from Section 17(a) of the Act pursuant to Section 6(c) because Section 17(b) of the Act could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.[35]

Section 2(a)(3) of the Act defines an affiliated person as:

(A) [A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) … any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) … [the depositor of any] unincorporated investment company not having a board of directors ….

With respect to the control relationships referenced in Section 2(a)(3)(C), Section 2(a)(9) provides that “any person who owns beneficially, either directly or through one or more

[35]	See, e.g., Keystone Custodian Funds, Inc., Investment Company Act Rel. No. 820, 21 SEC 295 (1945), in which the Commission, under Section 6(c) of the Act, exempted a series of transactions that would have otherwise been prohibited by Section 17(a).

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controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company….”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and, hence, affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other RIC (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be. Such investors would, therefore, be deemed to be affiliated persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. To the extent an Authorized Participant is an affiliated person of a Fund, the blind trust created and operated for the benefit of such Authorized Participant may be deemed a second-tier affiliate of the Fund, and vice versa, as the Authorized Participant on whose behalf the blind trust is maintained effectively controls the blind trust and is the beneficial owner of the cash, securities and other instruments held therein. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds, making that investor a second-tier affiliate of a Fund.

Section 17(a)(1) of the Act could be read to prohibit each of these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (i.e., an in-kind purchase), and, likewise, Section 17(a)(2) of the Act could be read to prohibit such persons from receiving an in-kind redemption of Redemption Instruments from a Fund. To the extent a blind trust is deemed a second-tier affiliate of a Fund, an Authorized Participant may also require relief from Section 17(a) for in-kind redemptions received by the blind trust created, operated and maintained on behalf of such Authorized Participant.

As such, the Applicants request an exemption under Section 6(c) and Section 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second-tier affiliates of a Fund solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in the immediately preceding clause (1); or (3) holding 5% or more, or in excess of 25%, of the Shares of one or more Affiliated Funds.

The Applicants also request an exemption from Section 17(a) of the Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind

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transactions that would accompany such purchases and redemptions with,[36] any Investing Fund of which it is an affiliated person or second-tier affiliate because (1) the Investing Fund holds 5% or more of the outstanding Shares of one or more Funds; (2) the Investing Fund is an affiliated person of an Investing Fund described in the immediately preceding clause (1); or (3) the Investing Fund holds 5% or more of the Shares of one or more Affiliated Funds.

Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at less than its fair value, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. However, the Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching. Rather, the Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares.

Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the case of custom orders, on any Business Day on which a Fund permits both in-kind purchases and in-kind redemptions, the composition of a basket of Deposit Instruments and Redemption Instruments will be the same regardless of the identity of the purchaser or redeemer. The baskets of Deposit Instruments and Redemption Instruments will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current portfolio positions and current trading program. Basket instruments will be limited to cash and securities and other transferable investment instruments currently held by the Fund. All basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in the Fund’s Registration Statement. Because the Fund’s portfolio holdings will not be disclosed on a daily basis, the Applicants believe that there is restricted opportunity for redeeming shareholders to select particular portfolio positions to be included in a basket of Redemption Instruments (i.e., “cherry-picking”). Further, because investment instruments will not be represented in a Fund’s basket of Deposit Instruments or Redemption Instruments until after the Adviser has added the instruments to the Fund’s portfolio in the first instance, an Authorized Participant purchasing Creation Units could not cause the Fund to

[36]	With respect to these in-kind transactions, the Applicants are seeking relief for Funds that are affiliated persons or second-tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

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include unwanted instruments in such basket. Under these circumstances, the Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Moreover, the Applicants note that the ability of a Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.

For the reasons set forth above, the Applicants contend that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund concerned, and the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.[37] Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the Act. Accordingly, the Applicants respectfully request that the Commission grant relief under Section 6(c) and Section 17(b) of the Act from Section 17(a)(1) and Section 17(a)(2) of the Act.

E.	Exemptions from the Provisions of Section 12(d)(1)

In addition to the exemptive relief from the Act that traditional ETFs generally seek, the Applicants also request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit Investing Funds to acquire Shares of Funds beyond the limits of Section 12(d)(1)(A). The Applicants also request an exemption from Section 12(d)(1)(B) of the Act to permit the Funds, their principal underwriters and any broker-dealers to sell Shares of Funds to Investing Funds in excess of the limits of Section 12(d)(1)(B).

Section 12(d)(1)(A) of the Act prohibits a RIC from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end

[37]	As the Commission staff has recognized in the past, there are benefits to redemptions in kind, and redemptions in kind involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (December 28, 1999).

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investment company, its principal underwriter and any other broker-dealer from knowingly selling an investment company’s shares to another RIC if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (the “NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors. The legislative history of the NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.[38]

The Applicants submit that the proposed conditions relating to the relief from Section 12(d)(1) requested herein, including the requirement that Investing Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Congress enacted what is now Section 12(d)(1) in 1940 to prevent one investment company from buying control of another investment company.[39] In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.[40] As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company, but this provision was softened prior to enactment so funds were not prohibited from taking advantage of a good investment just because the investment was another investment company.

In 1970, to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies),

[38]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).
[39]	Hearing on H.R. 10065 before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).
[40]	Hearing on S. 3580 before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

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Congress tightened the restrictions of Section 12(d)(1).[41] These perceived abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Applicants submit that their proposed conditions address each of these concerns.

With respect to the threat of large-scale redemptions, and particularly those regarding the potential for undue influence, Condition B.1 limits the ability of an Investing Fund’s Advisory Group[42] and an Investing Fund’s Sub-Advisory Group[43] to control a Fund within the meaning of Section 2(a)(9) of the Act.

Other conditions to the requested relief from Section 12(d)(1) address concerns about the potential for the exercise of undue influence by an Investing Fund over a Fund. Condition B.2, for example, prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.[44]

Conditions B.4, B.6, B.7, B.8 and B.9 are also specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates (as defined below)), by, among other things, forbidding an Investing Fund or an Investing Fund Affiliate (except as an investment adviser) from causing a Fund to purchase a security from an Affiliated Underwriting (as defined below). For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

[41]	See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[42]	An “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by or under common control with the Investing Adviser or Sponsor.
[43]	An “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser.
[44]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by or under common control with any of those entities.

49

The requested Section 12(d)(1) relief also includes conditions that are designed to address the concern regarding layering of fees and expenses. Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees as defined in Section 2(a)(19) of the Act (i.e., the independent board members), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company. Because any Investing Trust, as a UIT, would not pay advisory fees, there is no potential for the imposition of duplicative advisory fees on its investors.

As mentioned above, Shares are sold without sales charges.[45] In addition to Condition B.10, Conditions B.5 and B.11 of the requested Order are also designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, an Investing Fund Adviser or an Investing Trust’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the National Association of Securities Dealers (NASD).[46]

Other conditions of the requested Section 12(d)(1) relief address the expressed policy concerns underlying Section 12(d)(1) regarding complex structures. Specifically, pursuant to Condition B.12, no Fund is permitted to acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that (a) the Fund acquires such securities in compliance with Section 12(d)(1)(E) of the Act, (b) the Fund receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (c) the Fund

[45]	The Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.
[46]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA. FINRA, created in July 2007, is a self-regulatory organization and is the successor to the NASD. The FINRA rules include both NASD Rules and certain NYSE Rules that FINRA has incorporated.

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acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

The Applicants note that many mutual funds and ETFs today operate pursuant to exemptive orders that grant relief virtually identical to the Section 12(d)(1) relief requested here.[47] The Applicants are not aware of any problems or difficulties encountered by funds relying upon such orders. The Applicants believe that the experience of the Funds and the Acquiring Funds will be the same. Accordingly, the Applicants submit that a grant by the Commission of the Section 12(d)(1) relief requested herein is consistent with the public interest and the protection of investors and seek the Order under Section 12(d)(1)(J).

F.	Discussion of Precedent

The requested relief with respect to Section 2(a)(32) and Section 5(a)(1) is similar to the exemptive relief obtained by previous applicants.[48] The requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is also similar to the exemptive relief obtained by previous applicants.[49] The requested relief with respect to Section 17(a) and Section 17(b) is similar to the exemptive relief obtained by prior applicants with respect to the transactions between funds and their affiliated persons with respect to actively managed ETFs.[50]

The active management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs; however, the relief is similar to the relief granted by the Actively Managed ETF Orders[51], except that the Funds will not seek to track the performance of a securities index and will not make their holdings and trading activity known to market participants, except in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the Act.[52] While the Funds are non-transparent ETFs, the Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, the Applicants believe that non-transparency avoids the risks of

[47]	See, e.g., In the Matter of Emerging Global Advisors, LLC, et al., Investment Company Act Rel. Nos. 30382 (Feb. 13, 2013)(notice) and 30423 (Mar. 12, 2013)(order); and In the Matter of T. Rowe Price Associates, et al., Investment Company Act Rel. Nos. 30299 (Dec. 7, 2012)(notice) and 30336 (Jan. 2, 2013)(order).
[48]	See supra note 3.
[49]	Id.
[50]	See supra note 2.
[51]	Id.
[52]	Id.

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front-running and free-riding to which actively managed funds that disclose their holdings are subject.

In addition, since Creation Units will generally be created by the deposit of cash and may be redeemed by distributing securities of the Fund’s portfolio to a blind trust that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares (and since, alternatively, Creation Units may be created by the deposit of securities and other investments specified by a Fund and redeemed by distributing securities and other investments specified by the Fund to Authorized Participants), neither the Adviser nor the Fund Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the Act.

In view of the foregoing, the Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based ETFs and to actively managed ETFs, is equally applicable to the Funds.

Additionally, the requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is similar to the exemptive relief obtained by previous applicants.[53]

VII.	EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed Exchange-Traded Fund Relief

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not generally individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than through the dividend reinvestment program) and tender those Shares for redemption to the Fund generally in Creation Units or through the Small Allotment Redemption Option.

[53]	See, e.g., In the Matter of Vanguard Index Funds, et al., Investment Company Act Rel. No. 27386 (May 31, 2006); In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Rel. No. 26415 (April 9, 2004); In the Matter of iShares Trust, et al., Investment Company Act Rel. No. 26006 (April 15, 2003); In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Rel. No. 24722 (October 31, 2000); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Rel. No. 24113 (October 27, 1999).

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3.	Subject to the authority of a Fund’s Board to adjust the Trigger Event to reflect a lower discount and/or to begin a Small Allotment Redemption Period earlier, each Fund will provide for the ability of Beneficial Owners to submit orders to redeem Shares at NAV directly to a Fund for a period of 10 Business Days following circumstances in which the midpoint of the national best bid and offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV for 10 consecutive Business Days. Redemption proceeds in connection with any Small Allotment Redemption Order will be distributed in cash. Upon the occurrence of a Trigger Event, a Fund will notify Beneficial Owners of the ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the Transfer Agent and DTC, to the DTC Participant, and (c) posting information about the Small Allotment Redemption Notice Period on the Fund’s website.

4.	The website for the Trust, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the Bid/Ask Price of the Shares, and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

5.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the Act.

6.	The IIV for a Fund on a per-Share basis will be provided to the market every 15 seconds during regular trading hours.

B.	Section 12(d)(1) Relief

1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

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2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the independent Board members, will determine that any consideration paid by the Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

5.	An Investing Fund Adviser, or a trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund pursuant to Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor, or ifs affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund
54

Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.	The Board of the Fund, including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to
55

fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows a Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

VIII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and all written or oral communications concerning this Application should be directed to the persons listed on the cover page of this Application.

IX.	PROCEDURAL MATTERS AND CONCLUSION

The Applicants file this application in accordance with Rule 0-2 under the Act. The Applicants have attached the required verifications to the Application. In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

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Based on the facts, analysis and conditions in this Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

X.	AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	Capital Research and Management Company

Michael J. Downer is authorized to sign and file this document on behalf of Capital Research and Management Company pursuant to the general authority vested in him as Senior Vice President and Secretary of Capital Research and Management Company.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By: /s/ Michael J. Downer

Name: Michael J. Downer

Title: Senior Vice President and Secretary

Date: July 25, 2014

B.	Capital Group ETF Trust

Paul F. Roye is authorized to sign and file this document on behalf of Capital Group ETF Trust pursuant to the general authority vested in him as Trustee of Capital Group ETF Trust.

CAPITAL GROUP ETF TRUST

By: /s/ Paul F. Roye

Name: Paul F. Roye

Title: Trustee

Date: July 25, 2014

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C.	American Funds Distributors, Inc.

Timothy W. McHale is authorized to sign and file this document on behalf of American Funds Distributors, Inc. pursuant to the general authority vested in him as Secretary of American Funds Distributors, Inc.

AMERICAN FUNDS DISTRIBUTORS, INC.

By: /s/ Timothy W. McHale

Name: Timothy W. McHale

Title: Secretary

Date: July 25, 2014

XI.	EXHIBIT INDEX

A.	Verifications Required Pursuant to Rule 0-2(d)

1.	Capital Research and Management Company

2.	Capital Group ETF Trust

3.	American Funds Distributors, Inc.

B.	Resolutions Required Pursuant to Rule 0-2(c)(1)

1.	Capital Research and Management Company

2.	Capital Group ETF Trust

3.	American Funds Distributors, Inc.

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EXHIBIT A-1

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an Order for and on behalf of CAPITAL RESEARCH AND MANAGEMENT COMPANY; that he is the Senior Vice President and Secretary of CAPITAL RESEARCH AND MANAGEMENT COMPANY; and that all action by the Board of Directors of CAPITAL RESEARCH AND MANAGEMENT COMPANY and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael J. Downer

Name: Michael J. Downer

Title: Senior Vice President and Secretary

Date: July 25, 2014

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EXHIBIT A-2

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an Order for and on behalf of CAPITAL GROUP ETF TRUST; that he is the Trustee of CAPITAL GROUP ETF TRUST; and that all action by the Board of Trustees of CAPITAL GROUP ETF TRUST and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Paul F. Roye

Name: Paul F. Roye

Title: Trustee

Date: July 25, 2014

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EXHIBIT A-3

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an Order for and on behalf of AMERICAN FUNDS DISTRIBUTORS, INC.; that he is the Secretary of AMERICAN FUNDS DISTRIBUTORS, INC.; and that all action by the Board of Directors of AMERICAN FUNDS DISTRIBUTORS, INC. and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Timothy W. McHale

Name: Timothy W. McHale

Title: Secretary

Date: July 25, 2014

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EXHIBIT B-1

Resolutions of

CAPITAL RESEARCH AND MANAGEMENT COMPANY

(as adopted July 25, 2014)

NOW, THEREFORE, BE IT RESOLVED, that the officers of CRMC are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC the Exemptive Relief Applications on behalf of CRMC; and it is further

RESOLVED, that the officers of CRMC are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC any and all amendments to the Exemptive Relief Applications on behalf of CRMC; and it is further

RESOLVED, that the officers of CRMC are hereby authorized and directed, for and on behalf of CRMC, to take, or cause to be taken, any and all such other actions as such officers, in their judgment, deem to be necessary or advisable to obtain the exemptive relief requested in each of the Exemptive Relief Applications or to otherwise effect any of the resolutions adopted herein and to carry out the purposes and intent thereof.

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EXHIBIT B-2

Resolutions of

CAPITAL GROUP ETF TRUST

(as adopted July 25, 2014)

NOW, THEREFORE, BE IT RESOLVED, that the initial trustees and officers of the Trust are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC the Exemptive Relief Applications on behalf of the Trust; and it is further

RESOLVED, that the initial trustees and officers of the Trust are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC any and all amendments to the Exemptive Relief Applications on behalf of the Trust; and it is further

RESOLVED, that the initial trustees and officers of the Trust are hereby authorized and directed, for and on behalf of the Trust, to take, or cause to be taken, any and all such other actions as such initial trustees and officers, in their judgment, deem to be necessary or advisable to obtain the exemptive relief requested in each of the Exemptive Relief Applications or to otherwise effect any of the resolutions adopted herein and to carry out the purposes and intent thereof.

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EXHIBIT B-3

Resolutions of

AMERICAN FUNDS DISTRIBUTORS, INC.

(as adopted July 25, 2014)

NOW, THEREFORE, BE IT RESOLVED, that the officers of AFD are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC the Exemptive Relief Applications on behalf of AFD; and it is further

RESOLVED, that the officers of AFD are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC any and all amendments to the Exemptive Relief Applications on behalf of AFD; and it is further

RESOLVED, that the officers of AFD are hereby authorized and directed, for and on behalf of AFD, to take, or cause to be taken, any and all such other actions as such officers, in their judgment, deem to be necessary or advisable to obtain the exemptive relief requested in each of the Exemptive Relief Applications or to otherwise effect any of the resolutions adopted herein and to carry out the purposes and intent thereof.

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